

Pierre Joubert · 3rd

Senior Vice President Business Development at Alphonso Inc.

Los Altos, California, United States · 500+ connections ·

Contact info

Alphonso Inc.

Stellenbosch Univer:

Experience

Senior Vice President Business Development
Alphonso Inc. · Full-time
Mar 2020 – Present · 10 mos
Mountain View, California, United States

Board Member
LYC Pledge
Jan 2019 – Present · 2 yrs
Chicago, IL

The LYC Pledge is the creation of the LYC Products Company. We believe in a holistic approach to wellness. We make wellness easy for people who want to live better, by giving them a tool to create and organize wellness experiences that make them happy and live a better life. Join us!

Managing Director, Business Development Global OEM Partners
Samba TV
Sep 2017 – Nov 2019 · 2 yrs 3 mos
San Francisco Bay Area

Responsible for global strategic OEM partnerships for SambaTV, including Sony, LG and TCL,

driving both business development and technical integrations.

Director Of Business Development

UC Berkeley College of Engineering

2017 · less than a year

There are many reasons why Berkeley Engineering is ranked among the top three engineering schools in the world: Because we offer a dynamic, interdisciplinary, hands-on education. Because we challenge conventional thinking and value creativity and imagination. And because our students and faculty are driven by social commitment and want to change the w ...see mor



UC Berkeley Engineering Executiv...

Co-Founder and COO

GoodMojo.Us

2014 – 2017 · 3 yrs

San Francisco

GoodMojo is a Social Impact Engineering Company striving to change the world by actualizing good deeds in our socially connected world. As a startup company based in San Francisco, we now count more than 420,000 members worldwide. We have facilitated over $1.2b in social investments and more than 9 million units of service to date. We imagine a world wh ...see mor

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Education

Stellenbosch University

Hons B, Business Administration

Stellenbosch University

Hons B. Journalism

Activities and Societies: Editor: Student Engineering Magazine; Student Engineering Board; US Flying Club;

Stellenbosch University

Hons B. Engineering , Industrial Engineering

Show 1 more education

Licenses & certifications

Salesforce Certified Administrator
Salesforce
Credential ID 16777183

See credential

Volunteer experience

Industry Advisor
Cloud Computing Academy, San Francisco, CA
2014 – 2015 • 1 yr
Education

Mentored students in cloud-computing and programming skills at the Cloud Computing Academy, managed by the San Francisco-based nonprofit tech developer Tekmeca and fundec by the San Francisco’s Office of Economic and Workforce Development.

Mentor - Stanford University - SUAVE 101 Course (DRONES)
Stanford University Unmanned Aerial Vehicle Enthusiasts Club (http://uav.stanford.edu)
2014 – 2016 • 2 yrs
Science and Technology

Help students build their first UAV, allowing them do all the work including problem-solving!
Giving students debugging tips, but not debugging for them.
Prepare students to face problems they have to debug.
Give feedback to on how the course is going and help build a community.
Complete an autonomous flight as successful completion of Course 101